UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) Alvarado Square Albuquerque, New Mexico 87158 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

PNM Resources, Inc.
(Name of issuer)

Alvarado Square
Albuquerque, New Mexico 87158
(Address of issuer's principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of PNM Resources, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Albuquerque, New Mexico
June 19, 2012

PNM Resources, Inc. Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

Investments, at fair value:
Registered investment companies	$380,186,978	$391,950,100
Collective investment trust	50,150,621	38,689,801
PNM Resources, Inc. Common Stock Fund	8,744,264	6,998,346

Total investments	439,081,863	437,638,247

Receivables:
Employer contributions	1,054,135	1,014,487
Participant contributions	439,671	464,537
Notes receivable from participants	11,044,402	10,384,092
Total receivables	12,538,208	11,863,116

Net assets reflecting investments at fair value	451,620,071	449,501,363

Adjustment from fair value to contract value for fully
benefit-responsive collective investment trust	(2,322,295)	(1,523,531)

Net assets available for benefits	$449,297,776	$447,977,832

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
Additions to net assets:	December 31, 2011
Interest and dividend income from investments	$11,260,275
Net appreciation (depreciation) in fair value of investments (Note 3)	(7,114,869)
Interest income from notes receivable from participants	654,866
Other income	9,565

Income, net	4,809,837

Contributions:
Participant contributions	18,824,884
Employer contributions	17,721,014

Total contributions	36,545,898

Net additions	41,355,735

Deductions from net assets:
Benefits paid to participants	40,000,976
Administrative and other expenses	79,046

Total deductions	40,080,022

Net increase in net assets available for benefits before transfers	1,275,713

Assets transferred from Optim Energy, LLC 401(k) Plan (Note 1)	44,231

Net assets available for benefits, beginning of year	447,977,832

Net assets available for benefits, end of year	$449,297,776

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010

(1) Plan Description
The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”). The PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan. The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

Eligibility

Employees of the Company and its participating affiliates may participate in the employee deferral portions of the Plan as of the first payroll period after the employee enrolls. An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who do not voluntarily elect to enroll in the employee deferral contributions portion of the Plan will be automatically enrolled in the employee deferral contributions portion of the Plan on the first day of the first payroll period after the employee has received notice of automatic enrollment and has been given a reasonable period in which to make an election. If an employee does not want to be automatically enrolled in the employee deferral contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting

Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”). For 2011, the maximum allowable pre-tax or Roth contribution was $16,500. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC. The maximum catch-up contribution, either pre-tax or Roth, for 2011 was $5,500.

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant's compensation each payroll period and contribute that amount on a before-tax basis to the participant's account in the Plan. All participants' before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant's contributions increased.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010
The Company provides a matching contribution of 75% of the participant's contributions up to 6% of the participant's eligible compensation (maximum Company matching contribution of 4.5%). The Company also contributes the following percentages of the participant's eligible compensation based on the participant's age:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, the Company match, and the age based contribution described in the table and the rate of return on the investments. Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contribution made by the Company. Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon. In addition, participants are vested in the Company's contributions to the participant's Plan account as soon as they are made.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions and the participant's share of the Plan's income and expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

Participants allocate their contributions among various investment options.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Amortization periods may not exceed five years, except for loans for the purchase of a primary residence, which may be repaid over a longer period of time as determined by the Committee. All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. Any loan is secured by 50% of the balance in the participant's account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Outstanding loans at December 31, 2011 have interest rates ranging from 5.75% to 10.75% and mature through September 2021.

Transfers

In early 2007, PNM Resources, Inc. and ECJV Holdings, LLC, a wholly owned subsidiary of Cascade Investment, L.L.C., formed Optim Energy, LLC (“Optim Energy”). PNMR and ECJV each had a 50 percent ownership interest in Optim Energy. A separate defined contribution plan was established to provide benefits for

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010
employees of Optim Energy. On September 23, 2011, PNMR's ownership interest in Optim Energy was reduced to 1%. Through September 23, 2011, assets of $44,231 related to former Optim Energy employees were transferred to the Plan and the Plan did not transfer any assets to the Optim Energy plan.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

Investment Valuation

Investments of the Plan are stated at fair value. See Note 6. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the collective investment trust (“CIT”) are based upon the CIT's target net asset value of $1 per share at year-end. The Company stock fund is valued at its year-end unit closing price. Purchases and sales are reflected on a trade-date basis.

The CIT is a stable value fund that seeks to provide current and stable income while maintaining a value of $1 per share. The CIT provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. Contract value represents contributions made to the CIT, plus earnings, less participant withdrawals. Participants do not have a beneficial ownership in specific underlying securities in the CIT, but have an interest therein represented by units valued as of the last business day of the period.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and measured at their unpaid principal balance, plus accrued but unpaid interest at the end of the period.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010
Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

The Company and participants share in the administrative expenses of the Plan, except for the administrative costs of the investment funds and loan processing fees that are all paid by the participants.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Collective Investment Trust

Under GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the CIT at fair value and an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Subsequent Events

GAAP defines subsequent events as events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Based on their nature, magnitude, and timing, certain subsequent events may be required to be reflected at the balance sheet date and/or required to be disclosed in the financial statements. The Plan has evaluated subsequent events as required by GAAP.

(3) Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets at year end are as follows:

	December 31,
	2011	2010

Vanguard Wellington Fund	$52,706,335	$52,580,962
Vanguard Retirement Savings Trust	50,150,621	38,689,801
Vanguard Prime Money Market Fund	49,310,243	48,578,884
Vanguard PRIMECAP Fund	45,724,654	53,445,613
Vanguard 500 Index Fund	40,392,387	39,717,449
PIMCO Total Return Fund	36,007,537	37,814,364
Vanguard Windsor II Fund	25,755,410	27,792,909
Vanguard Target Retirement 2015	24,188,987	26,525,625
American Funds EuroPacific R5	22,879,799	25,382,716

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010
The Plan's investments appreciated (depreciated) in fair value as follows:

Year Ended
December 31, 2011

Registered investment companies	$(9,781,272)
PNM Resources, Inc. Common Stock Fund	2,666,403

$(7,114,869)

(4) Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 31, 2009, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan to evaluate tax positions and recognize tax assets (liabilities) for uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Plan has no uncertain tax positions taken or expected to be taken as of December 31, 2011 and 2010. The Plan is subject to routine audits by taxing jurisdictions and is currently under an IRS examination for the year ended December 31, 2009. The Plan administrator believes it is no longer subject to income tax examinations for reporting years prior to December 31, 2008.

(5) Party-in-Interest

The Plan presently holds shares of the Company's stock. Participants are allowed to invest their accounts in the PNMR Common Stock Fund. In addition, the Plan invests in shares of investment funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as the Trustee for only those investments as defined by the Plan. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

(6) Fair Value Disclosures
GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Plan to the extent quoted market prices are not available.

The Plan determines the fair values of its investments based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan's Level 2 investments are comprised of units of ownership in the CIT. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the CIT at contract value. Generally, the CIT allows for transfers to funds with similar investment horizons once every 90 days. Direct transfers from the CIT to short-term funds are permitted only during January of each year. A portion of the CIT represents fully benefit-responsive investments in traditional and alternative investment contracts. Fair values for traditional investment contracts are based on the expected future cash flows of each contract discounted to present value. Fair values for alternative investment contracts are based on the aggregate market values of the underlying investments. The Plan has no Level 3 investments. The Plan had no transfers between levels during the year ended December 31, 2011.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010
Investments measured at fair value consisted of the following types of investments, classified according to the fair value hierarchy:

	Total	Level 1	Level 2
December 31, 2011
Registered investment companies:
Growth	$68,280,098	$68,280,098	$—
Value	25,755,410	25,755,410	—
Balanced	52,706,335	52,706,335	—
Fixed income	36,007,537	36,007,537	—
Index	40,392,387	40,392,387	—
Target retirement	84,858,169	84,858,169	—
Foreign equities	22,876,799	22,876,799	—
Money market	49,310,243	49,310,243	—
Total registered investment companies	380,186,978	380,186,978	—
Collective investment trust	50,150,621	—	50,150,621
PNM Resources, Inc. Common Stock Fund	8,744,264	8,744,264	—
Total investments measured at fair value	$439,081,863	$388,931,242	$50,150,621

December 31, 2010
Registered investment companies:
Growth	$80,248,409	$80,248,409	—
Value	27,792,909	27,792,909	—
Balanced	52,580,962	52,580,962	—
Fixed income	37,814,364	37,814,364	—
Index	39,717,449	39,717,449	—
Target retirement	79,834,407	79,834,407	—
Foreign equities	25,382,716	25,382,716	—
Money market	48,578,884	48,578,884	—
Total registered investment companies	391,950,100	391,950,100	—
Collective investment trust	38,689,801	—	38,689,801
PNM Resources, Inc. Common Stock Fund	6,998,346	6,998,346	—
Total investments measured at fair value	$437,638,247	$398,948,446	$38,689,801

(7) New Accounting Pronouncements
Accounting Standard Update 2011-04 -- Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAPP and IFRSs

The Financial Accounting Standards Board released amended guidance to provide a consistent definition of fair value and to ensure fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The update changes certain fair value measurement principles, further enhances disclosure requirements related to transfers between hierarchy levels, and increases qualitative disclosures regarding unobservable inputs used in Level 3 measurements, including the sensitivity of recurring Level 3 measurements to changes in significant unobservable inputs. In addition, the update requires disclosure of the level within the fair value hierarchy for fair value disclosures of instruments recorded on an amortized cost basis. The update is required to be applied prospectively and is effective for interim and annual

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011 and 2010
reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The Plan administrator does not believe this guidance will have a material impact on the Plan's financial statements and will comply with this requirement upon its effective date.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$449,297,776	$447,977,832
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust	2,322,295	1,523,531

Net assets available for benefits per the Form 5500	$451,620,071	$449,501,363

The following is a reconciliation of the net increase (decrease) in assets before transfers per financial statements to the amounts reflected in the Form 5500:

Year Ended
December 31, 2011

Net increase in assets before transfers per the financial statements	$1,275,713
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust at December 31, 2011
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust at December 31, 2010
2,322,295 (1,523,531)

Net increase in assets before transfers per Form 5500	$2,074,477

Schedule I

PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Identity of Issue		Description of Investment	Cost	Fair Value

	Vanguard Group:
*	Vanguard PRIMECAP Fund	Registered investment company	**	$45,724,654
*	Vanguard Wellington Fund	Registered investment company	**	52,706,335
*	Vanguard Prime Money Market Fund	Registered investment company	**	49,310,243
*	Vanguard 500 Index Fund	Registered investment company	**	40,392,387
*	Vanguard Retirement Savings Trust	Collective investment trust	**	50,150,621
*	Vanguard Windsor II Fund	Registered investment company	**	25,755,410
*	Vanguard Target Retirement 2015	Registered investment company	**	24,188,987
*	Vanguard Target Retirement 2025	Registered investment company	**	21,427,193
*	Vanguard Target Retirement 2035	Registered investment company	**	12,395,421
*	Vanguard Target Retirement 2045	Registered investment company	**	10,164,289
*	Vanguard Target Retirement 2005	Registered investment company	**	4,086,538
*	Vanguard Target Retirement Income	Registered investment company	**	6,732,835
*	Vanguard Target Retirement 2020	Registered investment company	**	2,454,671
*	Vanguard Target Retirement 2030	Registered investment company	**	1,128,255
*	Vanguard Target Retirement 2010	Registered investment company	**	1,900,173
*	Vanguard Target Retirement 2050	Registered investment company	**	153,787
*	Vanguard Target Retirement 2040	Registered investment company	**	226,020
	PIMCO Total Return Fund	Registered investment company	**	36,007,537
	American Funds EuroPacific R5	Registered investment company	**	22,876,799
	RS Partners	Registered investment company	**	7,101,258
	Wells Fargo Advantage Discovery Fund; Administrator Class	Registered investment company	**	15,454,186

*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	8,744,264

	Total investments			439,081,863

*	Notes receivable from participants	5.75% - 10.75%, maturing through September 2021	**	11,044,402

				$450,126,265

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit Number:

23.1	Consent of Moss Adams LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 19, 2012	By:	/s/ Patrick Apodaca
Patrick Apodaca
Committee Chairperson, PNM Resources, Inc.
Benefits Governance Committee